July 3, 2019

Ms. Christina DiAngelo Fettig U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

RE:	Review of Forms N-CSR of World Funds Trust (the “Trust”) (File Nos. 333-148723 and 811-22172)

811-22172	World Funds Trust	S000053917	The E-Valuator Very Conservative RMS Fund	9/30/2018
811-22172	World Funds Trust	S000053918	The E-Valuator Conservative RMS Fund	9/30/2018
811-22172	World Funds Trust	S000053919	The E-Valuator Tactically Managed RMS Fund	9/30/2018
811-22172	World Funds Trust	S000053920	The E-Valuator Moderate RMS Fund	9/30/2018
811-22172	World Funds Trust	S000053921	The E-Valuator Growth RMS Fund	9/30/2018
811-22172	World Funds Trust	S000053922	The E-Valuator Aggressive Growth RMS Fund	9/30/2018
811-22172	World Funds Trust	S000053823	Cboe Vest S&P 500® Buffer Strategy Fund	10/31/2018
811-22172	World Funds Trust	S000055568	Cboe Vest S&P 500® Enhanced Growth Strategy Fund	10/31/2018
811-22172	World Funds Trust	S000058211	Cboe Vest S&P 500® Dividend Aristocrats Target Income Fund	10/31/2018
811-22172	World Funds Trust	S000059380	Cboe Vest S&P 500® Enhance and Buffer Fund	10/31/2018

Dear Ms. Fettig:

This letter provides the Trust’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC”) that you provided on May 13, 2019. The comments addressed Form N-CSR filings (the “Filings”) for the series of the Trust and the fiscal years noted above. For your convenience, I have summarized the comments in this letter and provided the Trust’s response below each comment.

The E-Valuator Funds

1.	Comment: Each E-Valuator Fund includes a chart with its net and gross expense ratios in its Management’s Discussion of Fund Performance (“MDFP”). Consider including a footnote to each chart, similar to the footnote to each E-Valuator Fund’s financial highlights, noting that the ratios do not include expenses of the investment companies in which the respective Fund invests.

Ms. Christina DiAngelo Fettig
U.S. Securities and Exchange Commission
July 3, 2019

Response: The Trust will consider making this adjustment to future reports.

2.	Comment: Certain of The E-Valuator Funds’ Schedules of Investments include a footnote next to several securities stating “A portion of the security may be deemed illiquid due to the Investment Company Act of 1940, as amended (the “1940 Act”) provision stating that no issuer of any investment company security purchased or acquired by a registered investment company shall be obligated to redeem such security in an amount exceeding 1 per centum of such issuer’s total outstanding shares during any period of less than thirty days.” Given that for some of The E-Valuator Funds the investments footnoted in this manner comprise greater than 15% of the Fund’s portfolio, explain supplementally how The E-Valuator Funds’ assess liquidity for these investments and confirm that no more than 15% of each Fund’s net assets is illiquid.

Response: The positions described in your comment are not considered by The E-Valuator Funds or their investment adviser to be illiquid. The footnote disclosure is a form disclosure derived from the substance of the note at the end of Section 12(d)(1)(F) of the 1940 Act. That note indicates that where an investment company (“Acquiring Company”) relying on that particular section holds more than 1% the securities of another investment company (the “Acquired Company”), the Acquired Company is not obligated to redeem such securities in an amount exceeding 1 per centum of the Acquired Company’s total outstanding securities during any period of less than thirty days. Section 12(d)(1)(F) does not require the Acquiring Company to treat such positions as illiquid. Generally, whether a security is liquid is a question of fact under applicable rules and regulatory guidance. Historically, Acquired Companies have not limited redemptions by Acquiring Companies to the 1% limit. Further, the Trust and The E-Valuator Funds’ investment adviser believe that the marketplace surrounding these Acquired Companies would make it difficult for a fund to impose the 1% limit. Therefore, the shares held by an E-Valuator Fund usually have the same liquidity profile as all other shares issued by the underlying fund. Unless an Acquired Company has given some indication that it intends to invoke the 1% limit, based on industry practices and the prior operations of the underlying fund, The E-Valuator Funds’ investment adviser has made the determination to treat these positions as liquid.

3.	Comment: The response to Item C.8.c of Form N-CEN/A filed on behalf of The E-Valuator Funds on December 14, 2018 indicates that fees waived by the Funds’ adviser during the period are not subject to recoupment. This appears to contradict Note 2 to The E-Valuator Funds’ financial statements which states “Each waiver and/or reimbursement of an expense by the Adviser is subject to repayment by the Fund within three years following the date that such waiver was made or such expense was incurred, provided that the Fund is able to make the repayment without exceeding the expense limitation in place at the time of the waiver or reimbursement and at the time the waiver or reimbursement is recouped.”

2

Ms. Christina DiAngelo Fettig
U.S. Securities and Exchange Commission
July 3, 2019

Response: Note 2 to the financial statements is correct. The Trust responded to Item C.8.c indicating that the fees waived were not subject to recoupment because The E-Valuator Funds’ investment adviser determined that it would not seek recoupment of these fees during the reporting period. However, the Trust acknowledges the Staff’s comment and will make the adjustment to future Form N-CEN filings.

Cboe Vest Funds

4.	Comment: The average annual returns table included in each Cboe Vest Fund’s MDFP includes a return of 5.3% for the S&P 500 Index for the year ended October 31, 2018 but narrative on p. 2 of the report indicates the return of the S&P 500 Index for that period is 7.3%.

Response: The Trust acknowledges the discrepancy and will enhance its review of the disclosures in the MDFP for future filings.

5.	Comment: The financial highlights tables for the Cboe Vest Funds (except for the Cboe Vest S&P 500® Dividend Aristocrats Target Income Fund) show 0% portfolio turnover for each Fund and include a footnote stating that the “Ratio is zero due to the Fund not holding any long-term securities at any month end during the period.” Please reconcile these statements with Note 3 to the Financial Statements which reports amounts of purchases and sales for securities of the Cboe Vest Funds “other than short-term securities” for the fiscal year.

Response: Each Cboe Vest Fund showing 0% portfolio turnover in its financial highlights did so because it held no long-term securities at the beginning of the first month of the fiscal year and at any month end during the reporting period resulting in a denominator of 0 in the portfolio turnover ratio calculation in accordance with Instruction 4(d)(i) of Item 13 of Form N-1A. As a result, the portfolio turnover rate for each of these Funds is 0%. However, those Funds did have purchases and sales activity in other than short-term securities throughout the year that effectively did not have an impact on portfolio turnover – this purchase and sale activity is disclosed in Note 3. Accordingly, the Trust believes both disclosures are accurate.

6.	Comment: In the Hypothetical Example for Comparison Purposes, classes that commenced operations within six months of the end of the reporting period should show expenses that would have been paid for the full six-month period instead of expenses paid during the actual stub period for the hypothetical comparison; the actual comparison expenses typically show expenses paid during the actual stub period.

Response: The Trust will make the adjustment to future reports.

7.	Comment: In the Form N-CEN filed on behalf of the Cboe Vest Funds on January 14, 2019, why is Item C.3.b “Index Fund” not checked for those Cboe Vest Funds that follow an index?

3

Ms. Christina DiAngelo Fettig
U.S. Securities and Exchange Commission
July 3, 2019

Response: The Trust will file an amended Form N-CEN on behalf of the Cboe Vest Funds to check “Index Fund” for Item C.3.b and any other required adjustments for those Cboe Vest Funds that follow an index.

8.	Comment: The Report of Independent Registered Public Accounting Firm filed with the Cboe Vest Funds’ Form N-SAR-B for the year ended October 31, 2017 noted a material weakness in the internal control over financial reporting for the Cboe Vest S&P 500® Buffer Protect Strategy Fund and the Cboe Vest S&P 500® Enhanced Growth Strategy Fund regarding the valuation of the Funds’ FLEX Options. Were any changes made to the Cboe Vest Funds’ internal control over financial reporting to address this material weakness that should have been disclosed in Item 11 of Form N-CSR?

Response: There were no changes to the Cboe Vest Funds’ internal control over financial reporting that were made during the period ended October 31, 2017, and therefore no additional disclosures were required in response to Item 11 of the Form N-CSR for that period. The Trust has reviewed its filings and believes that a disclosure may have been appropriate in the Form N-CSR/S filed for the Cboe Vest Funds for the period ended April 30, 2018 and, accordingly, the Trust filed an amended Form N-CSR/S for that period to reflect that additional disclosure on July 3, 2019.

*                  *                  *

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively;

John H. Lively

4